Mail Stop 4-06

February 6, 2006

John L. McGannon
President and Chief Executive Officer
Document Sciences Corporation
6339 Paseo del Lago
Carlsbad, CA 92009

>           **Re:     Document Sciences Corporation**
>           **Form 10-K for Fiscal Year Ended December 31, 2004**
>           **Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005**
>           **and September 30, 2005**
>           **Form 8-K filed December 30, 2005**
>           **Letter dated February 1, 2006**
>           **File No. 000-20981**

Dear Mr. McGannon:

We have reviewed your response letter dated February 1, 2006 and have the following comments.  Please note that we have limited our review to the matters addressed in the comments below.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004
Revenue Recognition, page F-9

1.      We note your response to prior comment 1 from your letter dated February 1, 2006.  You indicate that you have further reviewed your previous response to comment 3 in our letter of December 1, 2005.  You state that you now believe that for annual licenses, because you have two undelivered elements, professional services and postcontract customer support ("PCS"), that your arrangement fees will be recognized ratably over the longer of the professional services or PCS performance period.

2.      Please explain how this method of ratable recognition complies with the paragraph 12 of SOP 97-2 exception that allows for ratable recognition of the arrangement fee at the point when the only remaining undeliverable is either PCS or services.

\*\*\*\*\*\*

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

                                Very truly yours,


                                Craig D. Wilson
                                Senior Assistant Chief Accountant